Magic Software Enterprises Ltd.

October 31, 2016

Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Craig D. Wilson

VIA EDGAR

      Re:       Magic Software Enterprises Ltd.
     Form 20-F for the Fiscal Year Ended December 31, 2015 (the “2015 Form 20-F”)
     Filed April 27, 2016
     File No.  000-19415

Dear Mr. Wilson:

We are providing the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that was provided to our company in a letter dated October 6, 2016.  To assist your review, we have retyped the text of the Staff’s comment below and have provided our company’s response immediately following the comment.  Please note that all references to page numbers in the response below refer to the page numbers of the 2015 Form 20-F, as previously filed with the Commission.

Form 20-F for the fiscal year ended December 31, 2015

Part III, Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 2:- Significant Accounting Policies

Research and development costs, page F-17

We note your response to prior comment 1 explains the following: the straight-line basis over five years provides greater amortization expense compared to the revenue-curve method; the net realizable value is the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers; and the capitalization of costs ceases once a product is considered available for general release to customers. Please consider disclosing these explanations in your future filings. Additionally, note that there is an inconsistency in the estimated useful life disclosed on page F-17 which shows 4 to 5 years and page 53 which shows 3 to 5 years.

    As to the first part of the Staff's comment, we will provide the requested disclosure in our future filings. The inconsistency in the estimated useful life disclosed on page 53 which shows 3 to 5 years instead of 4 to 5 years as accurately presented of page F-17 was due to an inadvertent typographical error. We will of course correct this error in future filings.

    We appreciate your time and attention to our responses. Should you wish to discuss this letter at any time, please do not hesitate to contact the undersigned at +972-3-5389-284 or by an e-mail addressed to Asafb@magicsoftware.com.

Sincerely,

/s/ Asaf Berenstin

Asaf Berenstin
Chief Financial Officer
Magic Software Enterprise Ltd.